Exhibit (p)

September 25, 2018

Thrivent Church Loan and Income Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Ladies and Gentlemen:

We are writing to confirm the purchase of 10,000 Class S shares of Thrivent Church Loan and Income Fund, which we have purchased from you at a price of $10 per share. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.

Sincerely,

/s/ David S. Royal
Name: David S. Royal
Title: Chief Investment Officer, Thrivent Financial for Lutherans